Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188262
PROSPECTUS SUPPLEMENT
(to prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013, October 8, 2013, October 8, 2013, October 11, 2013, November 4, 2013, January 8, 2014, January 14, 2014, February 4, 2014, February 21, 2014 and March 7, 2014)
BIOMET, INC.
$1,825,000,000 6.500% Senior Notes due 2020
$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013, October 8, 2013, October 8, 2013, October 11, 2013, November 4, 2013, January 8, 2014, January 14, 2014, February 4, 2014, February 21, 2014 and March 7, 2014.

See the “Risk Factors” section beginning on page 6 of the prospectus, the “Risk Factors” section in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 29, 2013 and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 11, 2013 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is April 3, 2014.

THIRD QUARTER OF FISCAL 2014 FINANCIAL RESULTS

Third Quarter Financial Results

•	Consolidated net sales increased 6.6% worldwide to approximately $823 million

•	Knee sales grew 8.4% worldwide, with U.S. growth of 7.7%

•	S.E.T. sales increased 4.7% worldwide and grew 10.0% in the U.S.

Consolidated net sales increased 6.6% to $822.5 million worldwide during the third quarter of fiscal year 2014, compared to net sales of $771.5 million during the third quarter of fiscal year 2013. U.S. net sales increased 7.6% during the third quarter to $508.9 million, while Europe net sales increased 8.1% to $199.8 million and International (primarily Canada, Latin America and the Asia Pacific region) net sales decreased 0.1% to $113.8 million.

Consolidated net sales reflect the combined net benefit of approximately 1.2% from additional revenue related to the acquisition of Lanx, Inc., lower revenue as a result of the bracing divestiture and certain decreased royalties. We had an additional selling day in most of our businesses in the third quarter of fiscal year 2014, compared to the prior year quarter.
Reported operating income was $0.2 million during the third quarter of fiscal year 2014, compared to operating loss of $237.4 million during the third quarter of fiscal year 2013.
Reported net loss in the quarter was $65.9 million, compared to a net loss of $304.5 million during the third quarter of the prior year.
Reported cash flow from operations totaled $154.7 million during the third quarter of fiscal year 2014, compared to reported cash flow from operations of $145.2 million for the third quarter of fiscal year 2013.
At February 28, 2014, reported gross debt was $5,831.7 million, and cash and cash equivalents, as defined in the Company’s Amended and Restated Credit Agreement dated August 2, 2012, totaled $212.4 million.

About Biomet
Biomet, Inc. and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet's product portfolio includes hip and knee reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation
The Company’s unaudited condensed consolidated financial statements as of and for the three and nine months ended February 28, 2014 and 2013 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the Merger referenced below and acquisitions.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current presentation. The current presentation aligns with how the Company presently reports sales and markets its products. The Company also reclassified instrument depreciation from cost of sales to selling, general and administrative expense.

The Merger
Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Global.

Rounding
Amounts may not recalculate due to rounding.

Biomet, Inc.
Product Net Sales
Three Months Ended February 28, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Reported Growth %	United States Growth %
Knees	$254.2	$234.7	8.4%	7.7%
Hips	162.9	158.5	2.8%	4.6%
Sports, Extremities, Trauma (S.E.T.)	169.0	161.4	4.7%	10.0%
Spine, Bone Healing and Microfixation	115.9	99.6	16.4%	13.0%
Dental	64.4	64.4	0.1%	(2.3)%
Cement, Biologics and Other	56.1	52.9	5.7%	3.3%
Net Sales	$822.5	$771.5	6.6%	7.6%

Biomet, Inc.
Product Net Sales
Nine Months Ended February 28, 2014 and 2013
(in millions, except percentages, unaudited)

	Nine Months Ended February 28, 2014	Nine Months Ended February 28, 2013	Reported Growth %	United States Growth %
Knees	$743.3	$699.8	6.2%	7.0%
Hips	480.3	469.5	2.3%	3.6%
Sports, Extremities, Trauma (S.E.T.)	478.8	440.9	8.6%	11.1%
Spine, Bone Healing and Microfixation	322.4	311.0	3.7%	0.3%
Dental	188.8	188.5	0.1%	3.5%
Cement, Biologics and Other	165.3	159.3	3.7%	0.1%
Net Sales	$2,378.9	$2,269.0	4.8%	5.4%

Biomet, Inc.
Geographic Net Sales
Three Months Ended February 28, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Reported Growth %
Geographic Sales:
United States	$508.9	$472.9	7.6%
Europe	199.8	184.7	8.1%
International	113.8	113.9	(0.1)%
Net Sales	$822.5	$771.5	6.6%

Biomet, Inc.
Geographic Net Sales
Nine Months Ended February 28, 2014 and 2013
(in millions, except percentages, unaudited)

	Nine Months Ended February 28, 2014	Nine Months Ended February 28, 2013	Reported Growth %
Geographic Sales:
United States	$1,471.9	$1,395.9	5.4%
Europe	563.1	521.5	8.0%
International	343.9	351.6	(2.2)%
Net Sales	$2,378.9	$2,269.0	4.8%

Biomet, Inc.
Consolidated Statements of Operations
Three and Nine Months Ended February 28, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended February 28,		Nine Months Ended February 28,
	2014	2013	2014	2013
Net sales	$822.5	$771.5	$2,378.9	$2,269.0
Cost of sales	326.9	238.5	790.0	646.7
Gross profit	495.6	533.0	1,588.9	1,622.3
Selling, general and administrative expense	366.4	327.2	1,020.1	976.0
Research and development expense	42.5	35.0	121.4	107.2
Amortization	86.5	74.1	237.2	230.2
Goodwill impairment charge	—	233.0	—	233.0
Intangible assets impairment charge	—	101.1	—	101.1
Operating income (loss)	0.2	(237.4)	210.2	(25.2)
Interest expense	81.1	88.8	274.4	310.8
Other (income) expense	(0.5)	10.9	5.4	172.4
Income (loss) before income taxes	(80.4)	(337.1)	(69.6)	(508.4)
Benefit for income taxes	(14.5)	(32.6)	(39.7)	(106.2)
Net income (loss)	$(65.9)	$(304.5)	$(29.9)	$(402.2)

Biomet, Inc.
Condensed Consolidated Balance Sheets
(in millions, unaudited)

	(Preliminary) February 28, 2014	May 31, 2013
Assets
Cash and cash equivalents	$212.4	$355.6
Accounts receivable, net	582.9	531.8
Inventories	684.4	624.0
Current deferred income taxes	151.6	119.9
Prepaid expenses and other	135.0	141.3
Property, plant and equipment, net	690.9	665.2
Intangible assets, net	3,458.8	3,630.2
Goodwill	3,656.8	3,600.9
Other assets	124.0	125.8
Total Assets	$9,696.8	$9,794.7
Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$611.2	$523.8
Current portion of long-term debt	33.2	40.3
Long-term debt, net of current portion	5,798.5	5,926.1
Deferred income taxes, long-term	1,058.4	1,129.8
Other long-term liabilities	194.6	206.1
Shareholder’s equity	2,000.9	1,968.6
Total Liabilities and Shareholder’s Equity	$9,696.8	$9,794.7

Biomet, Inc.
Consolidated Statement of Cash Flows
(in millions, unaudited)

	(Preliminary) Nine Months Ended February 28, 2014	Nine Months Ended February 28, 2013
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)	$(29.9)	$(402.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	378.4	364.8
Amortization and write off of deferred financing costs	18.6	27.3
Stock-based compensation expense	13.6	32.3
Loss on extinguishment of debt	—	155.2
Recovery of doubtful accounts receivable	—	(0.4)
Realized gain on investments	—	(0.2)
Goodwill and intangible assets impairment charge	—	334.1
Deferred income taxes	(126.5)	(165.4)
Other	(6.2)	5.9
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(30.9)	(53.1)
Inventories	(18.8)	(33.6)
Prepaid expenses	4.4	(7.9)
Accounts payable	(18.2)	(28.0)
Income taxes	18.8	5.5
Accrued interest	(20.9)	(12.6)
Accrued expenses and other	143.2	52.1
Net cash provided by operating activities	325.6	273.8
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	19.0	5.5
Purchases of investments	(19.8)	(6.4)
Proceeds from sale of assets	0.8	14.0
Capital expenditures	(158.8)	(149.7)
Acquisitions, net of cash acquired - 2012 Trauma Acquisition	—	(280.0)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	(148.8)	—
Other acquisitions, net of cash acquired	(1.3)	(17.2)
Net cash used in investing activities	(308.9)	(433.8)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(2.3)	(1.0)

Payments under senior secured credit facilities	(22.6)	(25.2)
Proceeds under revolvers	159.3	80.0
Payments under revolvers	(63.0)	(80.0)
Proceeds from senior notes due 2020 and term loans	870.5	3,396.2
Tender/retirement of senior notes due 2017 and term loans	(1,091.6)	(3,423.0)
Payment of fees related to refinancing activities	(15.5)	(77.8)
Equity:
Repurchase of LVB Acquisition, Inc. shares	—	(0.1)
Option exercises	0.6	—
Net cash used in financing activities	(164.6)	(130.9)
Effect of exchange rate changes on cash	4.7	15.9
Increase (decrease) in cash and cash equivalents	(143.2)	(275.0)
Cash and cash equivalents, beginning of period	355.6	492.4
Cash and cash equivalents, end of period	$212.4	$217.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$287.0	$315.5
Income taxes	$69.7	$49.0